PROMISSORY NOTE

Effective as of
$250,000.00   September 29, 2006

FOR VALUE RECEIVED, PAUL L. BARHAM, an individual (“***Barham***”), CLIVE RUSSELL, an individual, (“***Russell***”), GEOFFREY DART, an individual (“***Dart***”), and APSLEY ESTATES, LTD. (“***Apsley***”) (jointly and severally, Barham, Russell, Dart and Apsley are called the “***Maker***”), HEREBY JOINTLY AND SEVERALLY PROMISES TO PAY TO THE ORDER OF HARRELL HOSPITALITY GROUP, INC., a Delaware corporation (“***Holder***”), at P.O. Box 260328, Plano, Texas 75026, or at such other place as Holder may designate in writing, the principal sum of:

TWO HUNDRED FIFTY THOUSAND
AND NO/100 DOLLARS
in lawful money of the United States,

or so much thereof as advanced, with interest thereon, as follows:

1.   Definitions. When used herein, the following terms have the meanings given in this paragraph.

a. Highest Lawful Rate: The term “Highest Lawful Rate” shall mean the highest lawful rate of interest applicable to this Note. In determining the Highest Lawful Rate, due regard shall be given to all payments, fees, charges, deposits, balances and agreements which may constitute interest or be deducted from principal when calculating interest.

b. Stated Rate: The term “Stated Rate” shall mean the rate of interest charged by Holder on this Note. The Stated Rate Shall be fixed at ten percent (10%) per annum. Maker acknowledges the Stated Rate may not necessarily correspond to market interest rates or rates charged by other lenders.

2.   Accrual of Interest. Interest on the outstanding principal balance of this Note shall accrue at the Stated Rate, calculated at a daily rate equal to 1/365 times the Stated Rate (but in no event greater than the Highest Lawful Rate).

3.   Payments of Principal and Interest. Principal and interest shall be due and payable in quarterly installments of $9,959.06 beginning December31, 2006, and continuing quarterly thereafter on the last calendar day of each subsequent quarter, with one final payment

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of all outstanding principal and accrued interest thereon due on September30, 2016, or earlier upon an acceleration of this Note. By written notice to Holder, this Note may be prepaid in whole or in part without penalty or premium.

4. <u>Default, Remedies</u>. Upon the occurrence of a default in the payment of any interest or principal due hereunder or default under any other document securing or evidencing this Note and after the expiration of thirty (30) days following written notice from Holder of such default, the entire principal balance and accrued interest owing hereon shall at once become due and payable without notice (except for any notice required by law at the time of such default), at the option of the Holder. Failure to exercise this option shall not constitute a waiver of the right to exercise the same in the event of any subsequent default. To the extent legally permissible, Maker waives all requirements that it be notified of an acceleration of or intention to accelerate this Note.

5. <u>Interest After Default or Maturity</u>. In the event Maker fails to pay Holder the outstanding balance of this Note when otherwise due as provided in Paragraph 3, such principal balance shall bear interest at the Highest Lawful Rate, or if no Highest Lawful Rate is established by applicable law, then at the Stated Rate plus five percent (5%) per annum.

6. <u>Waiver by Maker</u>. To the extent legally permissible, Maker and all other makers, signers, sureties, guarantors and endorsers of this Note waive demand, presentment, notice of dishonor, notice of intent to demand, notice of intent to accelerate or notice of the acceleration of payment hereof, diligence in the collecting, grace, notice, and protest.

7. <u>Collection Expenses</u>. If collection procedures are ever commenced, by any means, including legal proceedings or through a probate or bankruptcy court, or if this Note is placed in the hands of an attorney for collection after default or maturity, Maker agrees to pay all costs of collection or attempted collection, including reasonable attorneys' fees.

8. <u>Security</u>. This Note is secured by security interests granted in that certain Security Agreement of even date herewith, and reference is made to the Security Agreement for a description of the collateral for this Note and the rights of parties with respect to the collateral.

9. <u>Controlling Agreement</u>. All agreements between Maker and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of the maturity hereof or otherwise, shall the interest contracted for, charged, received, paid or agreed to be paid to Holder exceed interest computed at the Highest Lawful Rate. If, from any circumstance whatsoever, interest would otherwise be payable to Holder hereon in excess of interest computed at the Highest Lawful Rate, the interest payable to Holder shall be reduced to interest computed at the Highest Lawful Rate; and if from any circumstance Holder shall ever receive anything of value deemed

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interest by applicable law in excess of interest computed at the Highest Lawful Rate, an amount equal to any excessive interest shall be applied to the reduction of the principal hereof and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of the principal hereof, such excess shall be refunded to the Maker. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period of this Note and until payment in full of the principal (including the period of any renewal or extension hereof) so that the interest hereon for such full period shall not exceed interest computed at the Highest Lawful Rate. This paragraph shall control all agreements between Maker and Holder.

10. <u>Applicable Law; Venue</u>. This Note shall be construed in accordance with the laws of the State of Texas and the laws of the United States. This Note is performable in Collin County, Texas and Maker agrees that any dispute concerning this Note shall be brought in a court of competent jurisdiction in Collin County, Texas.

11. <u>No Waiver by Holder</u>. No delay on the part of Holder in the exercise of any power or right under this Note or any other instrument executed in connection herewith, shall operate as a waiver thereof, nor shall a single or partial exercise of any power or right preclude other or further exercise thereof or exercise of any other power or right. Enforcement by Holder of any security for the payment hereof shall not constitute any election by it of remedies so as to preclude the exercise of any other remedy available to it.

12. <u>Successors, Assigns</u>. The term "Holder" shall include all of Holder's successors and assigns to whom the benefits of this Note shall inure.

13. <u>Counterparts</u>. This Note may be executed in multiple counterparts, each of which shall be an original, and taken together shall constitute one and the same instrument.

Executed as of the date first set forth above.

MAKER:

_____
Paul L. Barham, individually

_____
Geoffrey Dart, individually

_____
Apsley Estates, Ltd.
Clive Russell, individually

By:_____
_____
_____
_____

Printed Name:_____
Title:_____